82-3470

04 MAR 23 AM 7:21

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

19th March, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd
Exchange Building
11, Second Line Beach
Chennai 600 001

04010805

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

SUPPL

Dear Sirs,

Further to our letter dated 7th November, 2003, advising that the Company had entered into an Agreement with M/s Bilt Industrial Packaging Company Limited for purchase of its paperboards business, including its 65,000 MT per annum manufacturing facility at Thekkampatty Village, Coimbatore District, Tamil Nadu, we now write to advise that such acquisition was completed today.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 3/25

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.